BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20910

March 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Re:	BTCS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-40792

Ladies and Gentlemen:

This letter is submitted by BTCS Inc. (the “Company” or “BTCS”) in response to the comment letter dated March 13, 2024 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 and the Form 10-Q for the Quarterly Period Ended September 30, 2023.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

Business

Our Business, page 3

1.	Refer to your response to prior comment 4. In future filings, please clarify what you mean by your disclosure on page 3 that “StakeSeeker’s Stake Hub is central to BTCS’s growth strategy, allowing users to delegate their crypto assets to the Company’s validator nodes” by disclosing how it is central to your growth strategy. Also, your response that StakeSeeker does not provide or facilitate crypto asset transactions, including the ability to delegate crypto assets to your validator nodes appears to be inconsistent with your disclosure on page 3 that StakeSeeker’s Stake Hub allows users to delegate their crypto assets to your validator nodes. We also note that your website describes StakeSeeker as a secure non-custodial staking-as-a-service platform. Please advise. Additionally, if StakeSeeker does not provide or facilitate direct, asset delegation or transaction execution on your platform, please disclose the actual means by which users delegate crypto assets to your validator nodes.

Response:

We plan to include the following enhanced disclosure describing StakeSeeker, which we believe more explicitly clarifies its core features and functionalities as a non-custodial and non-transactional monitoring dashboard, in our upcoming Form 10-K, as well as in future filings, in consideration of the Staff’s comments:

“The Company’s internally developed “StakeSeeker” platform is a personal finance software and education center with a comprehensive crypto dashboard for crypto asset holders to connect, monitor, track, and analyze their crypto portfolios across exchanges and wallets in a single analytics platform. The StakeSeeker dashboard reads user data from digital wallets and utilizes application programming interfaces (APIs) to read data from crypto exchanges and is non-custodial, meaning it does not allow for the trading or custody of crypto assets. StakeSeeker’s Stake Hub functions as an educational center, offering users guidance on how to delegate their crypto assets to our non-custodial validator nodes, along with the ability to monitor such delegation activities through data analysis. StakeSeeker does not provide or facilitate direct, crypto asset delegation through its StakeHub, nor does it facilitate transaction execution on our platform. Stake Hub’s primary role is to offer instructional support and monitoring capabilities. Crypto asset holders are able to delegate to our validator nodes without signing up for our StakeSeeker platform; conversely, crypto asset holders can delegate to validator nodes not operated by the Company and utilize our StakeSeeker software and data analytics. The StakeSeeker platform is currently free-to-use for registered users so is not currently generating revenue. The Company is not a broker-dealer or an investment advisor and does not provide any such related services. StakeSeeker operates exclusively as an informational and educational resource for the monitoring and analysis of crypto assets, with its non-custodial and non-transactional approach ensuring compliance with federal securities laws, thereby precluding any regulatory concerns as the platform continues to develop.”

We have removed the language cited in the Staff’s comment regarding StakeSeeker’s role in BTCS’s growth strategy, and replaced it with the following language in our upcoming Form 10-K:

“StakeSeeker provides a valuable analytical platform to crypto enthusiasts and strategically seeks to entice users with its features. One underlying strategic objective of the platform is to drive the expansion of Delegators to our validator nodes. The growth of the size of delegations is central to the scalability of BTCS’s StaaS business strategy.”

We further elaborate StakeSeeker’s role in BTCS’s “Growth Strategy” in the same named section under Item 1 – Business of our upcoming Form 10-K as follows:

“Growth of Delegator Base and Assets: A critical component of our growth strategy is to increase the number of Delegators and crypto assets delegated to our validator nodes including our own. We plan to achieve this by: 1) acquiring more crypto assets and staking them to our nodes, and 2) enhancing the StakeSeeker platform’s capabilities as an educational center and analytical tool. We believe that leveraging StakeSeeker’s capabilities to provide insights and guidance will foster trust and confidence among potential Delegators.”

In our upcoming Form 10-K, we’ve refined our business description by distinctly separating ‘Staking-as-a-Service’ from ‘StakeSeeker.’ This distinction clarifies our validator node operations and differentiates them from the StakeSeeker monitoring dashboard, emphasizing that these elements operate independently. Our validator nodes, central to our staking-as-a-service strategy, allow for third-party crypto asset delegation as part of our broader blockchain infrastructure. Conversely, StakeSeeker serves primarily as an informational and educational platform, offering insights into the asset delegation process. It provides guides to users on how they may delegate crypto assets from their private wallets, highlighting that such actions occur outside the StakeSeeker platform.

We believe that our disclosures regarding StakeSeeker and our staking-as-a-service operations effectively convey the non-custodial nature of our business. Further, we believe that the information included on our Company website (www.btcs.com) as well as www.stakeseeker.com is consistent with the information disclosed in our SEC filings, including Form 10-K.

2.	Refer to your response to prior comment 5. In future filings, please disclose whether you hold the private keys in hot or cold storage, and disclose the percentage held in each.

Response:

We plan to include the following enhanced disclosure around our custody procedures regarding our crypto assets in our upcoming Form 10-K, as well as in future filings, in consideration of the Staff’s comments:

“BTCS prioritizes self-custody of its crypto assets through secure storage of the majority of its crypto assets in cold digital wallets, with the goal of typically maintaining less than 0.1% of its crypto assets on crypto exchanges at any given time, except during necessary transfers between wallets and exchanges for sales or purchases. Occasionally, we may use hot wallets or move crypto assets to exchanges for operational or transactional requirements. Additionally, we regularly transfer crypto assets to more secure cold wallets when possible. As of December 31, 2023, [●]% of BTCS’s crypto assets were held in cold storage wallets and [●]% of crypto assets were held in other storage wallets, including hot wallets.”

3.	Refer to your response to prior comment 6. We note that you obtain the data used to calculate the Annual Percentage Reward (APR) from www.stakingrewards.com. In future filings, please disclose how you use the data to calculate the APR. In addition, please disclose how frequently you conduct periodic checks to validate the data used to calculate the APR.

Response:

We plan to include the following enhanced disclosure in our upcoming Form 10-K, as well as in future filings, in consideration of the Staff’s comments:

“The estimated staking rewards, expressed as the Annual Percentage Reward (APR), as displayed on StakeSeeker’s Stake Hub and our StakeSeeker website (www.stakeseeker.com), are determined using the most recent network data obtained through API data pulls from www.stakingrewards.com, a third-party blockchain data provider. To ensure accuracy and consistency, BTCS conducts periodic checks to validate the APR data obtained against the data reported on each respective blockchain network’s blockchain explorer. Disclosure on StakeSeeker’s website clearly states that the APR presented is not guaranteed and does not include StakeSeeker’s validator fee. The APR figures are provided for informational purposes and are subject to change based on the dynamics of the underlying blockchain networks.”

4.	Refer to your response to prior comment 7. Please revise to describe your policies and procedures for ensuring that your business operations are in compliance with federal securities laws related to decisions to add functions and to add services and to determine the type and amount of crypto assets you hold.

Response:

We refer you to our planned enhanced disclosure describing StakeSeeker that we have included in our response to Comment 1 above, which we believe more explicitly clarifies its core functionalities in our upcoming Form 10-K, as well as in future filings, in consideration of the Staff’s comments. Specifically, in consideration of the Staff’s comment 4, we highlight the following language excerpt from the disclosure language:

“The Company is not a broker-dealer or an investment advisor and does not provide any such related services. StakeSeeker operates exclusively as an informational and educational resource for the monitoring and analysis of crypto assets, with its non-custodial and non-transactional approach ensuring compliance with federal securities laws, thereby precluding any regulatory concerns as the platform continues to develop.”

We believe that our disclosures effectively convey that StakeSeeker is a free-to-use dashboard designed exclusively for monitoring crypto asset holdings and transactions. Therefore, the additional monitoring capabilities for crypto assets do not inherently raise compliance concerns, irrespective of the regulatory classification of securities.

Separate from StakeSeeker, we address, in multiple areas of our Form 10-K our risks, and considerations surrounding the crypto assets that we hold being potentially considered securities pursuant to federal securities laws. Below we have included excerpts from one such example of disclosures included in our Risk Factors in our upcoming Form 10-K:

“Because crypto assets may be determined to be Digital Securities, we may inadvertently violate the 1940 Act and incur large losses as a result and potentially be required to register as an investment company. This would have a material adverse effect on an investment in us.

“In order to limit our acquisition of Digital Securities to stay within the 40% threshold, we will examine the manner in which a crypto asset was initially marketed to determine if it may be deemed a Digital Security and subject to federal and state securities laws. Even if we conclude that a particular crypto asset is not a security under the 1940 Act, certain states take a stricter view which means the crypto asset may have violated applicable state securities laws.

Should the total value of securities which we hold exceed more than 40% of our assets (exclusive of cash) SEC Rule 3a-2 under the 1940 Act allows an issuer to prevent itself from being deemed an investment company if it reduces its holdings of securities to less than 40% of its assets (exclusive of cash) and does not go above the 40% threshold more than once every three years. Accordingly, if changes in the classification of crypto assets causes us to exceed the 40% threshold, we may experience large losses when we liquidate Digital Securities as a result of continued volatility.

The 40% requirement may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

To the extent that crypto assets held by us are deemed by the SEC or a state legislator to fall within the definition of a security, we may be required to register and comply with additional regulation under the Investment Company Act, including additional periodic reporting and disclosure standards and requirements and the registration of our Company as an investment company.”

Risk Factors

Risks Related to Crypto Assets, page 19

5.	In future filings please include a separate risk factor specifically addressing the risks to your business if your staking program were determined to involve the offer and sale of securities.

Response:

We plan to include the following new Risk Factor disclosure in our upcoming Form 10-K, as well as in future filings, in consideration of the Staff’s comments:

If the SEC concludes that our non-custodial staking business involves the offer and sale of a security in violation of Section 5 of the Securities Act of 1933 and the courts conclude the SEC is correct, we will be required to cease our staking as a service business and seek another business opportunity and may be subject to monetary and other penalties.

The SEC has been successful in litigating against certain companies and individuals who have offered and sold various cryptocurrencies in violation of the registration provisions of the Securities Act of 1933 (the “Securities Act”) and the anti-fraud provisions of the Securities Act and the Securities Exchange Act of 1934 (the “Exchange Act”). While we believe that our non-custodial staking business does not involve the offer or sale of a security, we do not know if the SEC will agree or whether if we seek relief from the courts, we will be successful. If we are also found to have offered and sold securities in violation of the Securities Act and the Exchange Act, the SEC could sue us for acting as an unregistered dealer. Further, as discussed in the risk factor noted above, we may inadvertently violate the 1940 Act.

Whether we voluntarily cease our current business or litigate and lose, we would be required to find another business opportunity whether through an acquisition or otherwise. We may also have to pay a civil monetary penalty if the SEC sues us and is successful or as a condition of any settlement.

We have no plans with regard to another business opportunity and our shareholders may not have any opportunity to vote on any new business, unless our common stock remains listed on the Nasdaq Capital Market and its rules require it.

Note 3. Summary of Significant Accounting Policies

Crypto Assets Translations and Remeasurements, page F-9

6.	We acknowledge your response to our prior comment 10. Please revise your digital assets accounting policy to include a discussion of how your policy of classifying digital assets as current is consistent with the definition of current assets in ASC Topic 210-10-20. Specifically, please revise your accounting policy to state, if true, that digital assets are classified as current assets because you have a reasonable expectation that they will be realized in cash or sold or consumed during the normal operating cycle of your business.

Response:

We plan to include the following enhanced disclosure to our Accounting Policies in our upcoming Form 10-k, as well as in future filings, in consideration of the Staff’s comments:

“Crypto assets are measured at their fair respective fair market values at each reporting period end on the balance sheets and classified as either ‘Staked Crypto Assets’ or ‘Crypto Assets’ to distinguish their nature within the respective balances. Staked crypto assets are presented as current assets if their lock-up periods are less than 12 months, and as long-term other assets if the lock-up extends beyond one year. The majority of our crypto assets are staked, typically with lock-up periods of less than 21 days, and are considered current assets in accordance with ASC 210-10-20, Balance Sheet, as we have a reasonable expectation that they will be realized in cash or sold or consumed during the normal operating cycle of our business.”

Form 10-Q for the quarterly period ended September 30, 2023 filed November 9, 2023

Unaudited Condensed Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page 9

7.	We acknowledge your response to prior comment 12 and reissue it in part. Please address the following:

●	Quantification of rewards and revenue earned for 2021; and
●	Tell us whether you have generated any revenue from your Staking-as-a-service business, and quantify in the periods presented.

Response:

Please find below table detailing quantification of rewards and revenue earned for 2021 in similar tabular format of the same details provided for fiscal years 2023 and 2022 in our upcoming Form 10-K, as previously communicated in our response to prior comment 12.

Crypto assets earned from staking to BTCS validator nodes
	FY 2021	FY 2021
Asset	Token Rewards	Revenue ($USD)
Ethereum (ETH)	406	$1,203,935
Avalanche (AVAX)	63	5,749
Tezos (XTZ)	482	2,501
Algorand (ALGO)	519	928
Cosmos (ATOM)	5	171
Total earned from staking to BTCS validator nodes		$1,213,284

From the inception of our staking-as-a-service operations, we have maintained our Validator Fee percentage at 0% or the minimum mandated by each blockchain network’s protocol, a strategic decision aimed at attracting delegators and enhancing our brand visibility. We earned an immaterial amount of validator fee rewards on three different blockchain networks for which we operate validator nodes in 2023, as detailed in the table below. We did not earn any such validator fee rewards in 2022. Due to the immateriality of these 2023 rewards, they have been aggregated with our regular staking rewards under Validator Revenue in the Statement of Operations. Consequently, we chose not to itemize these validator fee rewards in our 2023 Form 10-K, considering their immateriality. However, as these rewards become more significant, we intend to provide detailed disclosures in future reports.

Token Name	Validator Fee %	Token Rewards Earned as Validator Fee	Validator Fee Revenue ($USD)
Akash	5%	394	$964
Kava	5%	284	$248
Evmos	5%	2,420	$150
Total			$1,362

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-686-3307, bbernstein@nasonyeager.com and mharris@nasonyeager.com.

Sincerely,

BTCS Inc.

By:	/s/Michael Prevoznik
Michael Prevoznik, CFO

cc:	Brian Bernstein, Esq.
Michael Harris, Esq.